

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 30, 2016

Corina Safaler
President
Wike Corp.
Via Arno, 8
40139 Bologna, Italy

> **Re:** **Wike Corp.**
> **Registration Statement on Form S-1**
> **Filed March 3, 2016**
> **File No. 333-209903**

Dear Ms. Safaler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your website states that you "provide award-winning printing" and "have developed a specialty of printing custom ribbon over the past several years." This information appears to be inconsistent with the statements in the prospectus that you are a development stage business with a limited operating history and no revenues to date. Please reconcile.

Prospectus Summary, page 3

2. We note your disclosure that you require a minimum of $25,000 for the next twelve months to implement your plan of operations, followed by your disclosure that Ms.

Safaler has verbally agreed to loan the needed amount for the registration and production process.  Please reconcile the implication that Ms. Safaler has agreed to loan the $25,000 needed for the next twelve months, with your disclosure on page 11 which appears to indicate that Ms. Safaler has verbally agreed to loan the company $8,000, if needed, and with the verbal agreement filed as Exhibit 10.1 which indicates that she has agreed to loan to company $400.

3.  We note your disclosure on page 3 that you are a shell company.  Please also clarify, if true, that you have no plans to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Risk Factors, page 5

Because our sole officer and director Corina Safaler has other interests…, page 7

4.  Please briefly identify and discuss the outside business activities of your sole officer, and the potential conflicts that exist as a result of these other commitments, if material.

Directors, Executive Officers, Promoter and Control Persons, page 25

5.  Please revise to disclose Ms. Safaler's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.  Refer to Item 401(e) of Regulation S-K.

6.  We note your disclosure that Ms. Safaler will devote 75% of her time for the planning and organizing activities of Wike Corp.  Consistent with your disclosure on pages 4 and 7, please clarify here that this means she will devote approximately 20 hours per week to your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Avrohom Friedman at (202) 551-8298 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc:     William Robinson Eilers, Esq.
        Eilers Law Group, P.A.